March 11, 2008

Linda van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549

RE:	Apex Resources Group, Inc.
File No. 002-91973
Form 10-KSB/A No.1 for the year ended December 31, 2006
Forms 10-QSB for the quarter ended September 30, 2007

Dear Ms. van Doorn:

In connection with the Company’s responses to comments raised by the staff at the Securities and Exchange Commission in your letter dated January 25, 2008 the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact me directly.

Sincerely,

APEX RESOURCES GROUP, INC.

/s/ John R. Rask
John R. Rask
President